

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2018

Brady Granier
Chief Executive Officer
BioCorRx Inc.
2390 East Orangewood Avenue
Anaheim, CA 92086

      Re: BioCorRx Inc.
          Registration Statement on Form S-1
          Filed August 24, 2018
          File No. 333-227009

Dear Mr. Granier:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Telecommunications